EXHIBIT 99.1

Osisko Development Announces Supplemental Listing of Warrants

MONTREAL, April 14, 2025 (GLOBE NEWSWIRE) -- Osisko Development Corp. (NYSE: ODV, TSXV: ODV) ("Osisko Development" or the "Company") is pleased to announce that its common share purchase warrants (the "Warrants") issued pursuant to private placements completed by the Company between October and November of 2024 will be listed for trading on the TSX Venture Exchange (the "TSXV") under the symbol "ODV.WT.V". The Warrants are expected to be listed for trading on the TSXV effective as of the opening of markets on April 17, 2025.

An aggregate of 51,109,776 Warrants will be listed on the TSXV, which were issued pursuant to (i) a non-brokered private placement of units of the Company that closed in two tranches on October 1, 2024, and October 11, 2024, and (ii) a brokered private placement of units of the Company that closed on November 12, 2024. The Warrants are governed by the terms of a warrant indenture dated October 1, 2024, as amended and supplemented on October 11, 2024, and further amended and supplemented on November 12, 2024, between the Company and TSX Trust Company, as warrant agent (the "Warrant Indenture").

Each Warrant entitles the holder thereof to purchase one common share of the Company (each, a "Common Share") at an exercise price of US$3.00 per Common Share on or prior to October 1, 2029. The Warrants will be trading on the TSXV in U.S. dollars.

A copy of the Warrant Indenture is available on SEDAR+ (www.sedarplus.ca) under Osisko Development's issuer profile.

The Company also anticipates listing the Warrants on the New York Stock Exchange (the "NYSE") in due course, subject to satisfying certain regulatory conditions and requirements in connection thereof.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any securities of the Company.

ABOUT OSISKO DEVELOPMENT CORP.

Osisko Development Corp. is a North American gold development company focused on past-producing mining camps located in mining friendly jurisdictions with district scale potential. The Company's objective is to become an intermediate gold producer by advancing its flagship fully permitted 100%-owned Cariboo Gold Project, located in central B.C., Canada. Its project pipeline is complemented by the Tintic Project in the historic East Tintic mining district in Utah, U.S.A., and the San Antonio Gold Project in Sonora, Mexico—brownfield properties with significant exploration potential, extensive historical mining data, access to existing infrastructure and skilled labour. The Company's strategy is to develop attractive, long-life, socially and environmentally responsible mining assets, while minimizing exposure to development risk and growing mineral resources.

For further information, visit our website at www.osiskodev.com or contact:

Sean Roosen	Philip Rabenok
Chairman and CEO	Vice President, Investor Relations
Email: sroosen@osiskodev.com	Email: prabenok@osiskodev.com
Tel: +1 (514) 940-0685	Tel: +1 (437) 423-3644

CAUTION REGARDING FORWARD LOOKING STATEMENTS

All statements, other than statements of historical fact, contained in this news release including, but not limited to, those which are discussed under the "About Osisko Development Corp." paragraph which essentially describes the Corporation's outlook and objectives as well as statements relating to the expectation to list the Warrants on the TSXV and/or the NYSE (and the timing thereof) constitute "forward-looking information" or "forward-looking statements" within the meaning of certain securities laws, and are based on expectations, estimates and projections as of the time of this press release. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Corporation as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions may prove to be incorrect. Moreover, these forward-looking statements were based upon various underlying factors and assumptions, including the current conditions and expected future developments, results of operation outcomes of the Corporation's mineral projects, timing to advance mineral projects, the Corporation's business prospects and opportunities and estimates of the operational and financial performance, the ability and timing to obtain additional financing, if needed, and are not guarantees of future performance.

Forward-looking information and statements are subject to known or unknown risks and uncertainties that may cause actual results, performance and achievements of the Corporation, its projects or industry result to differ materially from those anticipated or implied in the forward-looking information and statements. These statements reflect the Corporation's current expectations regarding future events, performance and results and speak only as of the date of this release. Risk factors that could cause actual results or events to differ materially from current expectations include, among others the ability and timing of the listing of the Warrants on the TSXV and the NYSE, successful implementation its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability of financing or financing on favourable terms for the Corporation, the impact of inflation on costs, the risks of obtaining the necessary permits, the operating performance of the Corporation's assets and businesses, competitive factors in the gold mining and production industry, changes in laws and regulations affecting the Corporation's businesses, political and social acceptability risk, environmental regulation risk, currency and exchange rate risk, technological developments, the impacts of any health crises and pandemics and the governments' responses thereto, and general economic conditions, as well as earnings, capital expenditure, cash flow and capital structure risks and general business risks. For a more detailed discussion of such risks and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements, refer to the Corporation's filings with Canadian and United States securities regulators, including the Corporation's most recent annual information form, available on SEDAR+ at www.sedarplus.ca and on the SEC's website at www.sec.gov.

The Corporation disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.